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MAGELLAN HEALTH SERVICES, INC AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH UNCONSOLIDATED SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS
(Dollars in thousands)

	1996	1997	1998	1999	2000	Six months ended 3/31/2001
EARNINGS:
Income (loss) from continuing operations before income taxes, minority interest, and extraordinary items	$(71,645)	$(56,163)	$(8,931)	$37,457	$17,698	$49,753
Less:
Equity in (earnings) / loss from unconsolidated subsidiaries	2,005	5,567	(12,795)	(20,442)	(9,792)	(28,223)

Income (loss) from continuing operations before income taxes, minority interest, extraordinary items and equity in (earnings) / loss of unconsolidated subsidiaries	(69,640)	(50,596)	(21,726)	17,015	7,906	21,530
Add:
Interest expense	58,548	55,482	87,290	104,156	106,711	55,532
Portion of rents representative of interest factor	1,797	2,586	7,859	10,765	11,349	5,275
Cash distributions from unconsolidated subsidiaries	—	—	11,441	21,970	14,324	9,468
				—	—	—

Total fixed charges	60,345	58,068	106,590	136,891	132,384	70,275

Total earnings	$(9,295)	$7,472	$84,864	$153,906	$140,290	$91,805

FIXED CHARGES AND PREFERENCE DIVIDENDS:
Interest expense	$58,548	$55,482	$87,290	$104,156	$106,711	$55,532
Portion of rents representative of interest factor	1,797	2,586	7,859	10,765	11,349	5,275
Capitalized interest	—	—	513	673	—	—
Less:
Fixed charges of certain unconsolidated subsidiaries				—	—	—

Total fixed charges before preference dividends	60,345	58,068	95,662	115,594	118,060	60,807

Preferred dividend requirement	—	—	—	—	3,802	2,481
Effective tax rate (1)	N/A	N/A	N/A	N/A	50.8%	49.0%

Preferred dividend factor on pre-tax basis	—	—	—	—	7,731	4,864

Combined fixed charges and preference dividends	$60,345	$58,068	$95,662	$115,594	$125,790	$65,671

Ratio of earnings (dollar amount of deficiency) to fixed charges	$(69,640)	$(50,596)	$(10,798)	1.3	1.1	1.4

(1)
Represents income from continuing operations before provision for income taxes divided by income from continuing operations, which adjusts dividends on preferred stock to a pre-tax basis.

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MAGELLAN HEALTH SERVICES, INC AND CONSOLIDATED SUBSIDIARIES COMBINED WITH UNCONSOLIDATED SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS (Dollars in thousands)